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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )*


                           LILLIAN VERNON CORPORATION
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                  532430 10 5
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                                 (CUSIP Number)

          Joel Salon, c/o Salon, Marrow & Dyckman, 685 Third Avenue,
                 New York, New York 10017        (212) 661-7100
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 17, 1995
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                SCHEDULE 13D

CUSIP NO. 532430 10 5                                   PAGE 1 OF 4 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Lillian Menasche Vernon Foundation Inc., 13-3543593
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [X]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS                                                OO
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                N/A
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
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      NUMBER OF          7. SOLE VOTING POWER                          697,100
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                        0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     697,100
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                  0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                697,100
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                         [ ]

                N/A
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.2%
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14.   TYPE OF REPORTING PERSON                                           CO
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

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







Item 1.   Security and Issuer

          Common Stock $0.01 par value - Lillian Vernon
Corporation, 543 Main Street, New Rochelle, New York  10801.

Item 2(a)-(c)  Identity and Background

     1 - Lillian Menasche Vernon Foundation, Inc. (the
"Foundation")

          Place of Incorporation - Delaware

          Principal Business - Charitable Foundation

          c/o Salon, Marrow & Dyckman
          685 Third Avenue
          New York, New York  10017

     (d)  Not Applicable

     (e)  Delaware

     2 - Lillian Vernon
         543 Main Street
         New Rochelle, New York  10801

        Chairman of the Board of Directors and
        Chief Executive Officer of
        Lillian Vernon Corporation
        543 Main Street
        New Rochelle, New York  10801

        Citizenship:  United States

     3 - Fred Hochberg
         149 Fifth Avenue
         New York, New York  10010

          Principal - Heyday Company
                      149 Fifth Avenue
                      New York, New York  10010

          Consulting Services

          Citizenship: - United States






     4.   Leo Salon
          685 Third Avenue
          New York, New York  10017

          Attorney - Salon, Marrow & Dyckman
                     685 Third Avenue
                     New York, New York  10017

          Citizenship:  United States

     5.   Joel Salon
          685 Third Avenue
          New York, New York  10017

          Attorney - Salon, Marrow & Dyckman
                     685 Third Avenue
                     New York, New York 10017

          Citizenship:  United States

2(d)      Neither Lillian Vernon, Fred Hochberg, Leo Salon nor Joel
Salon have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3 - Source and Amount of Funds or Other Consideration

          Lillian Vernon, Chairman of the Board, Chief Executive
Officer and a principal stockholder of Lillian Vernon Corporation
(the "Issuer") made a gift of 500,000 shares of common stock of the Company to the Foundation.

Item 4.   Purpose of the Transaction

          The gift was made for charitable and estate planning purposes.

Item 5.   Interest in Securities of the Issuer

          (a) The Foundation owns 697,100 or 7.2% of the shares of common stock of the Issuer.

          (b) The four directors of the Foundation are Lillian Vernon, Fred P. Hochberg, Leo Salon and Joel Salon. They are not members of a group. Lillian Vernon, the Chairman of the Board and Chief Executive Officer of the Issuer, directly owns 2,114,663 shares for which she has sole power to vote and dispose of, she has shared power to vote and dispose of the shares owned by the Foundation. Fred P. Hochberg, a director of the Issuer directly owns 623,231 shares of the Issuer, The Fred P. Hochberg Foundation, of which Mr. Hochberg is the sole trustee, owns 35,000 shares of common stock of the Issuer. He has sole power to vote and dispose of the aforementioned shares owned by him and by the Fred P.








Hochberg Foundation and has shared power to vote and dispose of the shares owned by the Foundation. Leo Salon is a director of the Issuer and directly owns 2,250 shares of common stock of the Issuer, for which he has sole power to vote and dispose of. Leo Salon has shared power to vote and dispose of the shares owned by the Foundation. Joel Salon owns no shares of common stock of the Issuer. Joel Salon has shared power to vote and dispose of the shares owned by the Foundation.

          (c) Lillian Vernon gifted 500,000 shares of common stock of the Issuer to the Foundation on May 17, 1995.

          (d)  N/A

          (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer).

          N.A.

Item 7.   Material to be Filed as Exhibits.

          N.A.

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 1995

                         LILLIAN MENASCHE VERNON FOUNDATION, INC.


Signature:               By:       Joel Salon
Name/Title                         Joel Salon, Director